# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DATAVAULT AI INC., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 12/29/2025
Filed by CIK 0001820190
Persons authorized to receive notices and communications: Henry Ji, 960 San Antonio Rd, Palo Alto, California (CA), 94303, (650) 516-4310

## Reporting persons
- Scilex Holding Company (CIK 0001820190): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 244,445,260; shared voting power 0; sole dispositive power 244,445,260; shared dispositive power 0; aggregate amount beneficially owned 244,445,260 (42.6% of the class)
  Comment: Note to Row 13: Percent of class beneficially owned is calculated based on 573,845,574 shares of common stock, par value $0.0001 per share ("Common Stock"), of Datavault AI Inc. (the "Issuer") outstanding as of December 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DATAVAULT AI INC.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Comment:
This Amendment No. 1 ("Amendment No. 2) to Schedule 13D is being filed by Scilex Holding Company, a Delaware corporation ("SHC" or the "Reporting Person"), to amend the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") by the Reporting Person on October 2, 2025 (as previously amended by Amendment No. 1, the "Schedule 13D").

This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Not applicable.
Residence or business address: Not applicable.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is deemed to be the beneficial owner of 244,445,260 shares of Common Stock held directly by the Reporting Person, representing approximately 42.60% of the issued and outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 on the cover page of this Amendment No. 2 for the Reporting Person is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days:
Except as disclosed herein, the Reporting Person has not effected transactions in the Common Stock since the date of the filing of the Schedule 13D.
Date of Transaction Amount of Common Stock Average Price per Shares ($)
12/26/2025 3,689,016 0.7509
12/29/2025 7,310,984 0.6555
12/30/2025 9,657,300 0.5394
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 1, 2025, the Reporting Person entered into a Non-Recourse Loan and Securities Pledge Agreement (the "Loan Agreement") with The St. James Bank & Trust Company Ltd., a corporation existing under the laws of the Bahamas (the "Lender"), pursuant to which the Lender agreed to loan the Reporting Person an aggregate principal amount of up to $50 million in one or more tranches (the "Loan"). Pursuant to the terms of the Loan Agreement, the Reporting Person agreed to pledge approximately 39.2 million shares of Common Stock currently held by the Reporting Person (the "Pledged Securities") in favor of the Lender as security for the Reporting Person's satisfaction of its obligations thereunder.

On December 8, 2025, the Reporting Person and the Lender entered into an amendment to the Loan Agreement pursuant to which the total aggregate principal amount available under the Loan Agreement was increased to $100 million. Additionally, the amount of Pledged Securities was increased to 85.8 million shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 4 - Non-Recourse Loan and Securities Pledge Agreement, dated December 1, 2025, by and between Scilex Holding Company and The St. James Bank & Trust Company Ltd. (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K filed with the SEC on December 5, 2025).

Exhibit 5 - Amendment to Non-Recourse Loan and Securities Pledge Agreement, dated December 8, 2025, by and between Scilex Holding Company and The St. James Bank & Trust Company Ltd. (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K filed with the SEC on December 12, 2025).

## Signatures
- Scilex Holding Company: /s/ Henry Ji, Henry Ji, Chief Executive Officer and President (12/31/2025)